Barack Ferrazzano Kirschbaum & Nagelberg llp
200 WEST MADISON STREET, SUITE 3900
CHICAGO, ILLINOIS 60606

Gretchen Anne Trofa
(312) 984-3171	Telephone (312) 984-3100
Voice Mail Ext. 4171	Facsimile (312) 984-3150
gretchen.trofa@bfkn.com

February 22, 2011

VIA EDGAR AND OVERNIGHT COURIER

Mr. Jeffrey Riedler
United States Securities and Exchange Commission
Division of Corporation Finance
Mail Stop 4720
100 F Street, N.E.
Washington, D.C.  20549

Re:	Medgenics, Inc.
Amendment No. 4 to Registration Statement on Form S-1
Filed February 22, 2011
File No. 333-170425

Dear Mr. Riedler:

On behalf of Medgenics, Inc. (the “Company”), transmitted herewith is Amendment No. 4 (“Amendment No. 4”) to the Company’s Registration Statement on Form S-1 (File No. 333-170425) (the “Registration Statement”).  We acknowledge receipt of the comment letter of the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) dated February 18, 2011 (the “Staff Letter”) with regard to the above-referenced filing.  For your convenience, we have enclosed a courtesy package that includes five copies of Amendment No. 4, three of which have been marked to show changes from Amendment No. 3.

We have reviewed the Staff Letter with the Company and the following are its responses to the Staff Letter.  For ease of reference, the responses are numbered to correspond to the numbering of the comments in the Staff Letter and the comments are reproduced in italicized form below.  Unless specifically stated otherwise, the page numbers in the responses refer to pages of Amendment No. 4 and the defined terms used herein have the definitions given to them in Amendment No. 4.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 22, 2011

General

1.	Please explain to us why estimated initial public offering price is significantly lower than the current value for your common stock on the AIM Market.

The prices from the AIM Market were inadvertently reported incorrectly in the Company’s Amendment No. 3 and also reflected pre-split trading information.  The Company has included the correct prices reported on the AIM Market for February 21, 2011 on the prospectus cover page of Amendment No. 4.

Capitalization, page 33

2
Please revise your disclosure to include the number of shares to be issued upon the conversion of the 2010 Debentures.  The amount of 906,667 shares has been included in Summary Financial Data on page 11 and elsewhere throughout the filing.

The Company has revised its disclosure to include the 906,667 shares to be issued upon the conversion of the 2010 Debentures in the second bullet under the Pro Forma As Adjusted presentation of Capitalization on page 33.

3.	Please disclose the amounts for total capitalization in the table.

The Company has revised its disclosure to include the total capitalization in the table presented in Capitalization on page 34

4.
Please refer to our prior comment 19 from our letter dated December 2, 2010.  Please confirm how the pro forma information for the 2009 Debentures reflects the effect of the discount or incremental warrant issuance.

The pro forma information for the 2009 Debentures included in Amendment No. 4 reflects the effect of the discount in the determination of the number of shares that are issuable upon conversion.  The Company computed the discount by assuming the initial offering price of $6.00 and applying a 40% discount required by the contractual terms relating to the 2009 Debentures, which results in a discounted conversion price of $3.60.  The aggregate principal amount of the 2009 Debentures was then divided by this discounted price to arrive at 158,333 shares to be issued upon conversion.  In addition, pursuant to the contractual agreements relating to the 2009 Debentures, the Company is obligated to issue to the holders of the 2009 Debentures warrants to purchase a number of shares of common stock equal to 35% of the number of shares of common stock issued upon conversion of the 2009 Debentures, or warrants to purchase 55,417 shares, at an exercise price equal to 110% of the initial offering price.  The Company is also obligated to issue to a placement agent, who was retained in connection with the original issuance of the 2009 Debentures, warrants to purchase a number of shares of common stock equal to 10% of the number of shares of common stock issued upon conversion of the 2009 Debentures, or warrants to purchase 15,833 shares, at an exercise price equal to 110% of the initial offering price.  The total number of warrants to be issued upon conversion of the 2009 Debentures (warrants to purchase 71,250 shares) is included in the disclosure in Amendment No. 4.

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 22, 2011

Dilution, page 35

5.	Please explain why the amount disclosed in the table for historical net tangible book value per share of $(0.80) does not agree to the amount disclosed in the second paragraph of $(1.34).

The $(1.34) is the net tangible book value per share at December 31, 2010. The $(0.80) is the pro forma net tangible book value per share before the offering. The Company has revised the table included in Dilution on page 35 to make this clearer to the reader.

6.
Please tell us the amount of pro forma net tangible book value that was used to calculate the pro forma net tangible book value per share before the offering.  Please explain why the Capitalization table now has only one pro forma column as opposed to a Pro Forma and a Pro Forma As Adjusted column as you disclosed in Amendment No. 2

The pro forma net tangible book value used to calculate the pro forma net tangible book value per share before the offering has been changed in accordance with the Staff’s Comment 5 above. The Company has revised the Capitalization table to include both a Pro Forma and a Pro Forma As Adjusted column.

* * * * * * *

Barack Ferrazzano Kirschbaum & Nagelberg llp

Mr. Jeffrey Riedler
February 22, 2011

Please direct your questions or comments regarding the Company’s response to the Staff Letter and Amendment No. 4 to the undersigned at (312) 984-3171.  Thank you for your assistance.

Very truly yours, /s/ Gretchen Anne Trofa Gretchen Anne Trofa

GAT/mh
Enclosures

cc:	Dr. Andrew L. Pearlman, Medgenics, Inc. Ms. Phyllis Bellin, Medgenics, Inc. Steven Skolnick, Esq., Lowenstein Sandler PC